Exhibit 99.1

TCS CAPITAL MANAGEMENT, LLC
888 Seventh Avenue
Suite 1504
New York, NY 10106

November 18, 2015

Central European Media Enterprises Ltd.
O'Hara House, 3 Bermudiana Road
Hamilton, Bermuda HM 08
Attn: John Billock, Chairman of the Board

cc:  Board of Directors

Dear John,

TCS Capital Management, LLC (together with its affiliates, “TCS Capital”) currently owns approximately 11% of the outstanding shares of common stock of Central European Media Enterprises Ltd. (“CETV” or the “Company”), making us the largest minority shareholder of the Company. By way of brief background, we initially invested in CETV in 2004 and have accumulated our current equity position in the Company over the last two years.

We are writing this letter today to urge CETV’s Board of Directors (the “Board”) to hire a financial advisor to explore a sale of the Company.  Although we have been very pleased with CETV's operational progress under the current management team, we are concerned with the poor performance of the Company’s stock price, which has plummeted 60% since Time Warner Inc. (“TWX” or “Time Warner”) took effective control of the Company more than two years ago.  We believe the stock’s weakness is directly tied to Time Warner’s collective 75% equity and debt ownership of the Company coupled with CETV’s lack of progress in refinancing its expensive debt held by TWX.  We are concerned about Time Warner’s dominant position as both the largest debt and equity holder of the Company.  CETV is paying unduly high interest rates to Time Warner -- as high as 15% on nearly half of its debt.  This is inconceivable today given the low bond yields in Europe and the fact that we expect CETV to be leveraged under 7x EBITDA by the end of 2015.

The Board has a duty to maximize the value of CETV for the benefit of all equity owners, including minority shareholders.  By allowing TWX to continue to extract exorbitant interest payments from the Company, the Board is destroying shareholder value.  The Board, consistent with its fiduciary duties, must act independently of TWX and pursue alternative paths to optimize equity value for the benefit of all CETV shareholders.  Although we have been extremely patient shareholders of the Company, we can no longer sit idly and wait for CETV to pursue a refinancing at much lower rates.  Such a refinancing, which is long overdue, would be a step in the right direction.  However, it does not resolve the issues tied to Time Warner’s dominant ownership of the Company.

We believe that CETV shares are undervalued by the stock market due to Time Warner’s effective control of the Company.  We believe the most effective strategy for addressing this issue is for the Board to pursue a sale of the Company.  We firmly believe that CETV is a highly undervalued and unique asset that is coveted by other global media companies.  In fact, CETV shares trade at approximately 9x 2016 estimated EBITDA, which is a significant discount to the trading multiples of other European television broadcasters.  In addition, Scripps Networks recently acquired TVN, the leading broadcaster in Poland, for more than 15x forward EBITDA -- an important precedent that underscores CETV's low market valuation.  Importantly, CETV is expected to grow revenue and generate cash flow at a much faster pace than TVN.

A well run auction process should attract multiple interested parties such as Scripps, Discovery, RTL, Modern Times Group and ProSieben, among others.  If CETV were acquired for the same 15x EBITDA multiple that Scripps paid for TVN, our analysis indicates that the Company would be valued at about $4.75 per share, representing 135% upside to the current market price of CETV shares.  We do not believe that any alternative plan could generate such a high return for CETV shareholders.

Thank you for your prompt consideration and we would welcome the opportunity to discuss our views on CETV in more detail with you at your earliest convenience.

Sincerely,

/s/ Eric Semler

Eric Semler
TCS Capital Management, LLC